FORM 6-K

UNTED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2012
Commission File Number 000-24027

NXT ENERGY SOLUTIONS INC. (Translation of registrant's name into English)

1400, 505 3rd Street S.W.
Calgary, Alberta T2P 3E6
Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The issuer is filing material documents not previously filed.

Exhibit List

99.1	NXT ANNOUNCES COMPLETION OF US $5.8 MILLION SFD AERIAL SURVEY CONTRACT FOR PETROLEOS MEXICANOS (“PEMEX”)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXT ENERGY SOLUTIONS INC.

Date: December 18, 2012	By:	/s/ Greg Leavens
Name: Greg Leavens
Title: Vice-President and Chief Financial Officer